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                            March 28, 2023

       James Westmoreland
       Chief Executive Officer
       Daybreak Oil and Gas, Inc.
       1414 S. Friendswood Dr., Suite 212
       Friendswood, TX 77546

                                                        Re: Daybreak Oil and
Gas, Inc.
                                                            Form 10-K for the
Fiscal Year ended February 28, 2022
                                                            Filed June 15, 2022
                                                            Form 10-Q for the
Fiscal Quarter ended August 31, 2022
                                                            Filed October 28,
2022
                                                            File No. 000-50107

       Dear James Westmoreland:

              We have reviewed your February 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 24, 2023 letter.

       Form 10-K for the Fiscal Year ended February 28, 2022

       Properties
       Reserves, page 23

   1. We have read your response to prior comment 2 and note that as a result of receiving a commitment for funding
from a third party in May of 2022, you plan to begin drilling your proved undeveloped
locations in mid-2023.

                                                        However, the reasons
that you identify for disclosing the 273,265 barrels of proved undeveloped reserves
that have remained undeveloped for a period greater than five years from initial disclosure
(e.g. economic and financial limitations, such as depressed crude
 James Westmoreland
FirstName  LastNameJames
Daybreak Oil  and Gas, Inc. Westmoreland
Comapany
March      NameDaybreak Oil and Gas, Inc.
       28, 2023
March2 28, 2023 Page 2
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FirstName LastName
         oil and natural gas prices, and the resulting lack of capital for drilling these reserves in periods prior to February 28, 2022), do not include circumstances that would justify the continued disclosure of the reserves, where the period required for conversion of the undeveloped reserves to developed reserves is longer than five years.

         We note that you have made similar representations in each of your annual reports on
         Form 10-K for the last five fiscal years (from February 28, 2018 through February 28,
         2022) stating    Under our current drilling plans, we intend to
convert all... [of the net
         quantities identified] or 100.0% of the proved undeveloped reserves disclosed... [as of the end of each fiscal year] into proved developed reserves within the next five years.

         However, for each of the last five fiscal years, it appears that you have not progressed the development of any of the proved undeveloped reserves disclosed at the prior fiscal year-
         end and have not subsequently removed as of the current fiscal year-end those net quantities not converted within five years of initial disclosure.

         We believe that you will need to revise your estimates of proved reserves as of February
         28, 2022 to remove the 273,265 barrels of proved undeveloped reserves and any additional proved undeveloped reserves for individual locations in the development plan adopted for the fiscal year ended February 28, 2022 that are currently scheduled to be drilled, completed and converted to developed status on a date that is more than five years from initial disclosure in an annual filing made with the SEC.

         Please submit the revisions that you propose to address the concerns outlined above. You may refer to the following guidance if you require further clarification regarding the requirements for reporting proved undeveloped reserves.

                Rule 4-10(a)(26) of Regulation S-X regarding the requirement to have obtained the financing needed to implement the project or having established a reasonable expectation that such financing will exist, as of the date the reserves are initially disclosed and at each subsequent disclosure date.

                Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Question 131.04 in our
              Compliance and Disclosure Interpretations (C&DIs) regarding the requirement to have adopted a development plan indicting the undeveloped reserves are scheduled to be drilled within five years of initial disclosure as proved reserves.

                The answer to Question 131.03 in our Compliance and Disclosure Interpretations
              (C&DIs) that describe the factors a company should consider in determining whether or not the specific circumstances justify a period longer than five years to begin development of its reserves.
2. Please provide us with your development schedule incorporating the revisions necessary to remove the reserves identified in the comment above relating to your proved undeveloped reserves as of February 28, 2022, including details that show for each future
 James Westmoreland
FirstName  LastNameJames
Daybreak Oil  and Gas, Inc. Westmoreland
Comapany
March      NameDaybreak Oil and Gas, Inc.
       28, 2023
March3 28, 2023 Page 3
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FirstName LastName
         annual period, (i) the individual locations to be drilled, (ii) the associated net quantities of reserves, (iii) the initial dates these reserves were disclosed in a filing with the SEC, (iv)
         the estimated capital expenditures necessary to convert such reserves to developed reserves, and (v) any changes made or expected to be made in the schedule that would deviate from the definition in Rule 4-10(a)(31)(ii) of Regulation S-X.
3. Tell us the amount of third party financing received in May 2022 that has been specifically allocated to drilling the proved undeveloped reserves that you disclosed as of
         February 28, 2022. Also tell us the amounts of expenditures that are scheduled to be incurred during fiscal 2023, and during each subsequent fiscal year in order to fully develop your proved undeveloped reserves; and clarify whether these funds are part of a formally adopted budget plan and schedule covering your 2023 fiscal year.
4. If the third party financing received in May 2022 is insufficient to cover all of the annual development costs in your development schedule as of February 28, 2022, provide us with a schedule identifying the extent of any deficiency for each subsequent period. Also provide us with an analysis and documentation identifying the specific sources of additional funds that you expect to obtain for each annual period in which a shortfall in financing will otherwise occur; it should be clear how you have formulated a reasonable expectation that all financing will be obtained prior to the scheduled development.
Financial Statements
Note 17 - Supplemental Information for Crude Oil Producing Activities (Unaudited), page 73

5. We understand from your response to prior comment 4 that you would prefer to limit compliance with FASB ASC 932-235-50-5 to future disclosures, rather than correct disclosures in your annual report for the fiscal year ended February 28, 2022.

         To facilitate our understanding of your proposed changes, provide us with an illustration of your revised reconciliation of the changes in total proved reserves and proved undeveloped reserves as would appear in your most recently filed annual report.
Exhibits

6. We note your response to prior comment 6 indicating that you will obtain and file a revised reserves report to address the various concerns identified in our comment, once those concerns have been satisfied.

         To facilitate our understanding of the changes that you propose, provide us with the draft revised reserves report as correspondence along with your response to this comment.
Form 10-Q for the Fiscal Quarter ended August 31, 2022
Note 4 - Crude Oil Properties, page 9

7. We note your disclosure regarding crude oil properties acquired with Reabold California,
         LLC on May 25, 2022, stating "This property includes producing wells in both the
 James Westmoreland
FirstName  LastNameJames
Daybreak Oil  and Gas, Inc. Westmoreland
Comapany
March      NameDaybreak Oil and Gas, Inc.
       28, 2023
March4 28, 2023 Page 4
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FirstName LastName
         Monterey and Contra Costa counties of California. This project includes four producing wells, five shut-in wells and the potential for two disposal wells."

         However, in a press release attached as an exhibit to the Form 8-K that you filed on
         October 27, 2021, you stated that    Reabold California owns a 50%
working interest and
         operates 10 producing wells in the Sacramento Basin in Northern California with proved reserves of 613,000 barrels of oil equivalent. After the transaction is completed, Daybreak will have 1,085,000 barrels of proved oil equivalent with a value of approximately $17.0
         million. Reabold California   s production is approximately 70 barrels
of oil per day.
         Combined, the production would be approximately 100 barrels of oil per day.

         Please address the discrepancy in the number of producing wells referenced in these disclosures and any similar differences concerning the proved reserves and levels of production ascribed to the interests to be acquired in advance of the transaction relative to the interests actually acquired; and provide us with details of the associated oil and gas interests that will be reported as having been acquired pursuant to FASB ASC 932-235-
         50-5, 50-35, and Item 1203 of Regulation S-K. If you acquired undeveloped proved reserves, also describe your development plans, including the expected costs and your schedule for development of those interests.

         Also provide us with the    Company Reserve Report    covering the oil
and gas interests of
         Reabold California, LLC, as referenced in Section 3.10 to the Equity Exchange
         Agreement that was attached to the current report referenced above, and explain any differences between its content and the information that you will report.
Note 5 - Acquisition, page 9

8. We note your response to prior comment 8 indicating that you intend to file audited financial statements of Reabold California LLC, covering the two fiscal years ended
         February 28, 2022, and pro forma financial statements to illustrate the effects of the transaction, to comply with Rule 8-04 and Rule 8-05 of Regulation S-X.

         However, you explain that the audit has been delayed due to various obstacles including
         "a complete turnover of accounting personnel and accounting systems" and missing documentation; you state that you are "working to reconstruct the historical documents"
         where financial backup detail is not available.

         You were required to file the historical and pro forma financial statements in an amendment to your Form 8-K by August 10, 2022, nearly eight months ago. The absence of the required historical and pro forma financial statements, including an illustration of the effects of the transaction on your proved reserves and standardized measure, represent a material deficiency that you should address without further delay.

         Please describe the nature of your efforts to reconstruct the historical documents, the extent of any progress in this regard, and how you expect to proceed without the
 James Westmoreland
Daybreak Oil and Gas, Inc.
March 28, 2023
Page 5
         underlying documentation, to the extent your efforts are not successful. Tell us the date that you expect to comply with your reporting obligations under Rule 13a-11 of
         Regulation 13A, including the financial reporting requirements referenced above.

        You may contact Robert Badula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Staff Accountant at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer at (202) 551-
3699, if you have questions regarding the comments on the property related disclosures. Please contact Karl Hiller, Branch Chief, at (202) 551-3686, with any other questions.



FirstName LastNameJames Westmoreland                           Sincerely,
Comapany NameDaybreak Oil and Gas, Inc.
                                                               Division of
Corporation Finance
March 28, 2023 Page 5                                          Office of Energy
& Transportation
FirstName LastName